SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FIRST QUARTER 2009 CONSOLIDATED RESULTS

May 08, 2009 – VIVO Participações S.A. announces today its consolidated results for the first quarter 2009 (1Q09) and for year 2008. The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the first quarter 2008 (1Q08), except as otherwise mentioned.

Translating into practices its new positioning, summarized under the expression “Vivo – Connection Like Any Other Available”, Vivo makes every effort to be the best option among all the mobile telephone operators in Brazil. The nationwide coverage, achieved after the beginning of the operations in the states of Alagoas, Rio Grande do Norte and Piauí, the largest WCDMA coverage in Brazil, present in 399 municipalities, the efficiency and quality of its network, the best service plans and a complete portfolio of handsets, are some of elements which express the Company’s commitment to enable people to connect themselves each time more, at any time, in any place. This is the way how Vivo has managed to ensure sustainable results and reaffirm its market leader position.

Price as of
05/07/2009

Per share
ON - VIVO3 - R$ 37.00
PN - VIVO4 - R$ 35.45
ADR – VIV – US$ 16.63

Capital Stock
03/31/2009

Free Float- ON Shares          10.5%
Free Float- PN Shares           50.8%
Free Float- Total                   36.1%
Ações em Tesouraria               0.3%
Grupo Controlador                63.6%
Total ON Shares          136,275,334
Total PN Shares           238,063,700

Stock Performance
in 1Q09

Market Cap R$ 11,279 million as of 03/31/2009

HIGHLIGHTS

  In March, Vivo’s customer base reached 45,641 thousand customers, with a 29.7% market share, reaffirming its leadership in the domestic market;

  The customer base grew 19.1% in the quarter as compared to the same period of last year;

  Worthy of mention is the 20.4% growth in the post-paid customer base in 1Q09 over 1Q08, with a share of net adds in the quarter of 67%, in this segment, thus improving the mix;

  In 1Q09, Vivo managed to attract 696 thousand new customers, with 23.0% in share of net additions;

  In March 2009, the 3G WCDMA network already served 399 municipalities with this technology;

  The GSM/WCDMA operation achieved more than 33.3 million accesses, representing 73.1% of the total customer base;

  Net Service Revenue of R$3,669.7 million, an increase of 21.4% over 1Q08 according to the corporate law and 9.6% in the combined basis over the same period of last year;
  Self-supported data and VAS revenue, which grew 29.0% and 16.6% in the comparison with 1Q08 and 4Q08, respectively, representing 12.1% of the net service revenue;
  ARPU of R$ 27.0 in the quarter, a reduction of 8.5% in relation to 1Q08, despite the 19.1% increase in the customer base in the last 12 months;

  EBITDA margin in the quarter of 29.9%, a growth of 1.0 percentile point over 1Q08, in a comparison pursuant to the Brazilian corporate law. EBITDA reached R$ 1,203.9 million in the quarter, a growth of 25.2% in comparison with 1Q08, pursuant to the Brazilian corporate law;

  The provision for doubtful accounts was R$ 77.6 million in the quarter, representing 1.4% of the gross revenue, a reduction of 13.8% in relation to 1Q08;

  Net profit of R$ 123.5 million in the quarter, 26.5% higher than the figure recorded for 1Q08;

  The net debt recorded the amount of R$ 5,579.5 million in 1Q09, due to investments made along the year, mainly for acquisition of licenses and of Telemig Celular Participações and payment of Fistel fee.

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 1Q08 was prepared in combination with the results of Telemig Celular Participações, thus allowing comparison with the current quarter results, in which Telemig data is already consolidated and, whenever applicable, re-classified. Worthy of mention that 1Q08 figures are positively impacted by the R$240 million of ICMS tax reversal in Telemig.

HIGHLIGHTS
	Consolidated	Consolidated		Combined
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%

Net operating revenue	4,020.1	4,268.3	-5.8%	3,681.3	9.2%
Net service revenues	3,669.7	3,788.8	-3.1%	3,347.2	9.6%
Net handset revenues	350.4	479.5	-26.9%	334.1	4.9%
Total operating costs	(2,816.2)	(2,872.0)	-1.9%	(2,376.1)	18.5%
EBITDA	1,203.9	1,396.3	-13.8%	1,305.2	-7.8%
EBITDA Margin (%)	29.9%	32.7%	-2.8 p.p.	35.5%	-5.6 p.p.
Depreciation and amortization	(804.9)	(817.7)	-1.6%	(721.1)	11.6%
EBIT	399.0	578.6	-31.0%	584.1	-31.7%
Net income	123.5	215.5	-42.7%	n.a.	n.a.
Net income Consolidated	123.5	215.5	-42.7%	97.6	26.5%

Capex	541.3	1,319.8	-59.0%	268.8	101.4%
Capex over net revenues	13.5%	30.9%	-17.4 p.p.	7.3%	6.2 p.p.

Customers (thousand)	45,641	44,945	1.5%	38,309	19.1%
Net additions (thousand)	696	2,668	-73.9%	925	-24.8%

                                      Investments (CAPEX)

Investments in the GSM and WCDMA/HSUPA network, resulting in coverage and quality leadership.

The expenditures were intended for ensuring continued quality of the network in order to support the accelerated growth Vivo has been experiencing, the increase of the GSM/EDGE capacity and the continued expansion of the WCDMA/HSUPA network, in addition to meeting the coverage goals set forth by Anatel. The Company closed 1Q09 with coverage in 3,119 municipalities, reaching more than 84% of the Brazilian population. CAPEX in 1Q09 represents 13.5% of the net revenue. The coverage of 399 municipalities with 3.5G consolidates its leadership in this technology.

CAPEX - VIVO
	Consolidated	Consolidated	Combined
R$ million	1 Q 09	4 Q 08	1 Q 08
Network	375.9	978.4	138.4
Technology / Information System	53.7	109.8	42.6
Licenses	0.0	0.0	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	74.8	0.0
Products and Services. Channels. Administrative and others	111.7	156.8	87.8
Total	541.3	1.319.8	268.8
% Net Revenues	13.5%	30.9%	7.3%

CONSOLIDATED/COMBINATED STATEMENTS OF CASH FLOWS
(In millions of Brazilian reais)	1Q09	4Q08	1Q08
Net cash provided by operating activities	619.3	1,385.8	281.0
Net cash provided by investing activities	(540.7)	(1,318.3)	(266.5)
Cash flows after investing activities	78.6	67.5	14.5
Net cash from (used in) financing activities	(524.2)	201.7	189.1
Cash flows after financing activities	(445.6)	269.2	203.6
Cash and Equivalents at the beginning	2,182.9	1,913.7	2,921.6
Cash and Equivalents at the end	1,737.3	2,182.9	3,125.2

Operational cash generation.

In 1Q09 we generated R$ 619.3 million of operating cash, most of which was used for defraying payments (R$ 540.7 million) arising out of investments effected. The cash balance remaining after the investment activities (R$78.6 million) together with the available cash was used to pay debts as well as to effect payment of dividends and interest on the own capital.

In the comparison with 4Q08, a reduction in the operating cash was recorded as a result of the payment of the Installation and Inspection Fee (TFF) occurred on March 31, 2009. Such reduction was followed by an higher reduction in investment activities, causing the Cash Flow After Investment Activities to increase by R$11.1 million.

In the comparison with 1Q08, an increase of R$338.3 million was recorded in cash generated by operating activities. Although the result has decreased in the period, due to the extraordinary recovery of the ICMS tax effected in 1Q08 by Telemig, the increased cash generation occurred mainly because of an higher reduction in inventory and increased use of tax credits occurred in 1Q09.

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Total number of customers (thousand)	45,641	44,945	1.5%	38,309	19.1%
Contract	8,794	8,561	2.7%	7,307	20.4%
Prepaid	36,847	36,384	1.3%	31,002	18.9%
Market Share (*)	29.7%	29.8%	-0.1 p.p.	30.4%	-0.7 p.p.
Net additions (thousand)	696	2,668	-73.9%	925	-24.8%
Market Share of net additions (*)	23.0%	27.1%	-4.1 p.p.	19.1%	3.9 p.p.
Market penetration	80.5%	79.1%	1.4 p.p.	65.8%	14.7 p.p.
SAC (R$)	97	74	31.1%	88	10.2%
Monthly Churn	2.4%	2.5%	-0.1 p.p.	2.8%	-0.4 p.p.
ARPU (in R$/month)	27.0	29.1	-7.2%	29.5	-8.5%
ARPU Inbound	11.5	12.4	-7.3%	13.2	-12.9%
ARPU Outgoing	15.5	16.8	-7.7%	16.3	-4.9%
Total MOU (minutes)	77	85	-9.4%	77	0.0%
MOU Inbound	28	31	-9.7%	33	-15.2%
MOU Outgoing	49	54	-9.3%	44	11.4%
Employees	8,234	8,386	-1.8%	8,361	-1.5%

(*) source: Anatel

                                  OPERATING HIGHLIGHTS

Growth focused on valuing the customer base.
  Vivo’s customer base at the end of 1Q09 recorded 45,641 thousand customers, of which more than 33.3 million in GSM/WCDMA technology. The competitive position, the quality leadership and the portfolio of plans and handsets, in addition to the promotions implemented and the efforts to value the customer base contributed to such growth, keeping Vivo in a leadership position, with 29.7% market share at the end of the quarter.
  Net additions in 1Q09 totaled 696 thousand new customers, with a share of net additions of 23.0%. Activations in GSM and WCDMA technology, which represent 94.1% of total activations, contributed to a consistent, self-sustainable and profitable growth, as from a segmented and qualified selection of prospects and customers in all income classes. Being positioned as the best choice in telephone services and best quality, the Company has kept its focus on attracting and retaining customers, maintaining rationality and seeking positive results. Worthy of mention is the growth of 20.4% in the post-paid customer base, reaching a share of net addition of 67% in the quarter.

SAC of R$97 in the quarter due to foreign exchange devaluation.
  SAC of R$ 97 in 1Q09 increased by 10.2% in relation to 1Q08 and by 31.1% in relation to 4Q08. The growth recorded in the quarter is due, mainly, to the foreign exchange devaluation and by the appropriation of the fixed cost of publicity to a lower number of units sold. The efficiency of the owned shops and a greater participation of SIM CARDS in the GSM technology contributed to minimize such effect.

Churn of 2.4% in the quarter, with a drop of 0.4 p.p. in relation to 1Q08. Growth of the customer base diluted the ARPU.
  Churn of 2.4% in the quarter, with a reduction of 0.4 percentile points in relation to 1Q08, and a reduction of 0.1 percentage points in relation to 4Q08, remains relatively stable, reflecting Vivo’s success in its efforts to retain customers. Even though with more aggressive competition, portability and acquisition actions focused on chip sets (SIM cards), Vivo has managed to keep this indicator under control thanks to segmented actions.

  The Reward Program has continued to be strongly used in the exchange of handsets and in the shielding of the customer base, being consolidated as the main relationship tool as regards post-paid customers. Worthy of mention is the “Highly, Highly, Highly Rewarded Recharge” campaign, which distributes rewards to all pre-paid customers effecting recharges, regardless of the value thereof, upon free-of-charge registration and accrual of coupons at each R$3.00 recharge. Launched on January 18th, the campaign was effective until early April.

  With the beginning of the operations in the states of Alagoas, Rio Grande do Norte and, in April, in Piau – the last Northeast states to be covered by Vivo network – the Company started operating all over Brazil increasing the competitiveness and quality of the offers.
  The ARPU of R$ 27.0 in the quarter recorded a reduction of 8.5% in relation to 1Q08, despite the 19.1% increase in the customer base in the last 12 months. When compared to 4Q08, the ARPU decreased by 7.2% due to the seasonality between the periods.
  Despite this reduction, increase in the average recharge per customer and growth of 10% in data ARPU year over year and 13.8% quarter over quarter. This result is mainly due to the use of SMS/MMS and internet services (WAP + internet 3G and e-mailing).
  The outgoing ARPU has grown more than the incoming ARPU, constantly decreasing the dependence on the revenue from interconnection traffic.

Stimulation of on-net and mobile-fixed traffic. Growth of the outgoing traffic due to the campaigns for stimulation of use
  The Blended MOU remained stable in relation to 1Q08, with a reduction of 9.4% in relation to 4Q08. Worthy of mention is the increase of 11.4% of the outgoing MOU in the comparison between 1Q09 and 1Q08. The campaigns conducted in the period stimulated the outgoing traffic, reducing the interconnection dependence.
  The total traffic recorded a 18.6% growth in 1Q09 in relation to 1Q08, with emphasis to the 29.9% increase in the outgoing traffic. In the comparison with 4Q08, the traffic had a drop of 6.1% due to the number of business days (74 in 1Q09 against 77 in 4Q08) and to the seasonality of the period. Worthy of mention is the outgoing on net mobile-mobile and voice mobile-fixed traffic, which recorded a positive variation of 46.7% and of 9.2%, respectively, in comparison with 1Q08.

NET OPERATING REVENUES - VIVO
	Consolidated	Consolidated		Combined
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Access and Usage	1,668.0	1,804.2	-7.5%	1,510.2	10.4%
Network usage	1,518.4	1,562.5	-2.8%	1,462.0	3.9%
Data Revenues plus VAS	442.5	379.4	16.6%	343.1	29.0%
Other services	40.8	42.7	-4.4%	31.9	27.9%
Net service revenues	3,669.7	3,788.8	-3.1%	3,347.2	9.6%
Net handset revenues	350.4	479.5	-26.9%	334.1	4.9%
Net Revenues	4,020.1	4,268.3	-5.8%	3,681.3	9.2%

                         OPERATING REVENUE

Growth of 9.6% in the net service revenue in 1Q09. Continuous growth of data revenue and VAS.

Total net revenue grew 9.2% over 1Q08, due to the growth in the service revenue, which represents growth in all components. Such growth is a result of the natural growth in the customer base, of the actions for stimulation of the recharges and of the sale of products and VAS. In relation to 4Q08, the total net revenue decreased by 5.8%, mainly due to the reduction of 26.9% in the revenue from handsets, as a result of the seasonality of the period.

"Access and usage revenue" recorded an increase of 10.4% over 1Q08, mainly due to the increase in the total outgoing traffic due to the incentive to usage. When compared to 4Q08, there was a reduction of 7.5% in the access and usage revenue as a result of the lower number of business days and the seasonality of the period.

Data revenue plus VAS have grown 29.0% and 16.6% over 1Q08 and 4Q08, respectively, representing 12.1% of the Net Service Revenue. Several factors contributed to this: 31.1% increase in the data revenue due to the SMS/MMS usage and 44.7% increase due to WAP, Internet 3G and e-mailing usage year-over-year. SMS/MMS has continued to be the largest selling service, accounting for more than 52% of the data and VAS revenue.

OPERATING COSTS - VIVO
	Consolidated	Consolidated		Combined
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Personnel	(210.7)	(205.9)	2.3%	(197.7)	6.6%
Cost of services rendered	(1,070.9)	(1,062.4)	0.8%	(955.5)	12.1%
Leased lines	(89.8)	(87.1)	3.1%	(63.0)	42.5%
Interconnection	(533.6)	(571.9)	-6.7%	(511.5)	4.3%
Rent/Insurance/Condominium fees	(82.1)	(85.4)	-3.9%	(61.8)	32.8%
Fistel and other taxes and contributions	(212.1)	(177.7)	19.4%	(159.5)	33.0%
Third-party services	(133.4)	(136.1)	-2.0%	(139.5)	-4.4%
Others	(19.9)	(4.2)	373.8%	(20.2)	-1.5%
Cost of goods sold	(613.1)	(720.6)	-14.9%	(533.6)	14.9%
Selling expenses	(764.2)	(842.0)	-9.2%	(735.2)	3.9%
Provision for bad debt	(77.6)	(59.5)	30.4%	(90.0)	-13.8%
Third-party services	(540.0)	(640.0)	-15.6%	(499.3)	8.2%
Customer loyalty and donatios	(100.1)	(97.7)	2.5%	(108.8)	-8.0%
Others	(46.5)	(44.8)	3.8%	(37.1)	25.3%
General & administrative expenses	(161.9)	(76.4)	111.9%	(188.1)	-13.9%
Third-party services	(125.4)	(47.3)	165.1%	(159.1)	-21.2%
Others	(36.5)	(29.1)	25.4%	(29.0)	25.9%
Other operating revenue (expenses)	4.6	35.3	-87.0%	234.0	-98.0%
Operating revenue	78.9	130.1	-39.4%	327.2	-75.9%
Operating expenses	(97.7)	(97.6)	0.1%	(93.1)	4.9%
Other operating revenue (expenses)	23.4	2.8	735.7%	(0.1)	n.a.
Total costs before depreciation / amortization	(2,816.2)	(2,872.0)	-1.9%	(2,376.1)	18.5%
Depreciation and amortization	(804.9)	(817.7)	-1.6%	(721.1)	11.6%
Total operating costs	(3,621.1)	(3,689.7)	-1.9%	(3,097.2)	16.9%

                                OPERATING COSTS

Cost of services increased due to expenses with Fistel Fee.

The 12.1% increase in the cost of the services rendered in 1Q09, when compared with 1Q08, is the result of the 33.0% increase in the costs for the Fistel Fee due to the growth of the customer base, the increase in the leased lines and the increase in lease, insurance and condominium expenses. In comparison with 4Q08, it recorded a slight growth of 0.8% related to the increase in Fistel Fee and other expenses, offset by a reduction in the interconnection costs.

Commercial and operational efficiency.

The cost of goods sold recorded an increase of 14.9%, in the comparison of 1Q09 over 1Q08 due to the foreign exchange devaluation occurred between the periods and to the launching of the operations in the Northeast region, which was offset by an increased activity of sales of Sim Cards. In the comparison with 4Q08, the reduction of 14.9% reflects the decrease in the commercial activity due to the seasonality between the periods being compared.

In the 1Q09, the selling expenses grew 3.9% over 1Q08, reflecting the increase in expenses with third-party services, such as: publicity and advertising, outsourced labor and client care. The increase was partially offset by a reduction in the provision for doubtful accounts and customer retention efforts. In the comparison with 4Q08, selling expenses decreased by 9.2%, as a result of the reduction in expenses with third-party services, especially publicity and advertising, and other expenses with materials for points of sale, partially affected by the increase in the provision for doubtful accounts. Decrease in the commercial activity was also recorded.

PDD under control.

The Provision for Doubtful Accounts in 1Q09 showed a reduction of 13.8% in relation to 1Q08. The amount of R$ 77.6 million represents 1.4% of the total gross revenue, lower than it was recorded in 1Q08, of 1.8%. In relation to the 4Q08, which is positively impacted by the corporate segment credit recovery for which provisions had been previously booked and by the individual segment credit recovery due to the campaigns carried out for stimulating use of the 13th salary, there was an increase of 0.4 percentage points. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses decreased by 13.9% in 1Q09 in relation to 1Q08, mainly due to the decrease in expenses with third-party services, especially technical assistance. In the comparison with 4Q08, which was positively impacted by the reduction in technical-administrative services and by settlement with non-recurring suppliers, the increase was of 111.9%, reflecting higher expenses with third-party services, especially auditing, legal, data processing and technical services.

Other Operating Revenue/Expenses recorded revenue of R$ 4.6 million. The comparison with 4Q08 presents a reduction in the revenues from recovered expenses, especially taxes. As set forth in MP 449/08, the amounts which were previously accounted for as non-operating Revenues/Expenses started being posted to this account. The reduction in comparison with 1Q08 was due to reversal of the ICMS provision by Telemig, effected during the quarter.

                                   EBITDA

Adjusted by the effect of the reversal of ICMS tax in Telemig, the EBITDA would record an increase of 13% in 1Q09 in relation to 1Q08.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in the 1Q09 was R$ 1,203.9 million, a reduction of 7.8% in relation to 1Q08. By adjusting the EBITDA for 1Q08, which is positively impacted by the reversal of the ICMS tax, the EBITDA in 1Q09 would record an increase of 13%. In the same manner, the EBITDA margin would record an increase of 1.0 percentile points in the comparison between the quarters. The result recorded in 1Q09 reflects the maintenance of the growth in revenues due to the increase in the customer base, combined to a lower increase of costs, excluding the reversal of the ICMS tax, especially the fixed costs. In addition, the lower acquisition cost of a GSM handset and therefore lower cost of goods sold, also contributed to this.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 11.6% in relation to 1Q08, due to the accelerated depreciation of the CDMA technology and to the investments in the period, in addition to the amortization of the goodwill as a result of the acquisition of Telemig. When compared to 4Q08, it recorded a reduction of 1.6%, due to lower investments made in the period.

FINANCIAL REVENUES (EXPENSES) - VIVO
	Consolidated	Consolidated		Combined
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Financial Revenues	87.9	65.2	34.8%	101.4	-13.3%
Other financial revenues	89.7	90.5	-0.9%	101.4	-11.5%
(-) Pis/Cofins taxes on financial revenues	0.0	(25.3)	n.a.	0.0	n.a.
Financial Expenses	(213.8)	(312.7)	-31.6%	(117.2)	82.4%
Other financial expenses	(182.8)	(236.4)	-22.7%	(68.6)	166.5%
Gains (Losses) with derivatives transactions	(31.0)	(76.3)	-59.4%	(48.6)	-36.2%
Exchange rate variation / Monetary variation	(23.2)	(35.3)	-34.3%	(23.5)	-1.3%
Net Financial Income	(149.1)	(282.8)	-47.3%	(39.3)	279.4%

Drop of 47.3% in financial expenses in comparison with 4Q08.

In relation to 1Q08, Vivo’s financial expenses increased by R$ 109.8 million, mainly due to the increase in the net debt (3G financing and expenditures for acquisition of Telemig Celular Participações S/A) and to a higher effective interest rate in the period (2.85% in 1Q09 and 2.53% in 1Q08).

The financial expenses decreased by R$ 133.7 million in the comparison between 1Q09 and 4Q08. This variation is mainly explained by the extraordinary effects occurred in 4Q08, such as recognition of the extraordinary provision for 3G and the expense of Pis/Cofins on the distribution of Interest on Own Capital, effected in 4Q08 (in the amount of R$ 25.3 million). In addition, a reduction in expenses was recorded due to a lower effective interest rate in the period (2.85% in 1Q09 and 3.26% in 4Q08).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	353.3	1,418.0	8.5	850.4	-	2,630.2
Debentures	1,325.6	-	-	-	-	1,325.6
Commercial Papers	1,126.5	-	-	-	-	1,126.5
Resolution 2770	166.3	-	-	163.4	894.3	1,224.0
Anatel (Financing of 3G Licenses)	1,236.9	-	-	-	-	1,236.9
Working Capital	262.3	-	-	-	-	262.3
Others	0.1	-	-	0.2	-	0.3
Adjust "Law 11.638/07"	(2.3)	-	-	(81.8)	(8.6)	(92.7)
Total	4,468.7	1,418.0	8.5	932.2	885.7	7,713.1
Exchange rate used		1.972884	0.045386	2.315200	0.023346
Payment Schedule - Long Term
2009	1,471.5	121.1	2.8	66.5	857.4	2,519.3
as from 2009	2,997.1	1,296.9	5.8	865.7	28.3	5,193.8
Total	4,468.6	1,418.0	8.6	932.2	885.7	7,713.1

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated		Combined
	Dec 30.08	Sep 30.08	Dec 30.07
Short Term	2,994.3	3,119.8	2,214.0
Long Term	4,718.8	4,883.3	2,755.5
Total debt	7,713.1	8,003.1	4,969.5
Cash and cash equivalents	(1,820.0)	(2,271.7)	(3,178.2)
Derivatives	(313.6)	(429.3)	438.2
Net Debt	5,579.5	5,302.1	2,229.5

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Increase of debt due to payment of Fistel Fee and dividends Improved debt profile.

The Company closed March 2009 with a debt of R$ 7,713.1 million (R$ 4,969.5 million at March 31, 2008), of which 23.7% is denominated in foreign currency, 99.9% of which being hedged. The debt recorded in the 1Q09 was offset by cash and financial investments (R$ 1,820.0 million) and by derivative assets and liabilities (R$ 313.6 million receivable), resulting in a net debt of R$5,579.5 million (R$ 2,229.5 million at March 31, 2008).

Despite the increase in the net debt, the debt profile improved. In 1Q08, 55.4% of the debt was at long term, while in 1Q09 the long term debt represented 61.2%. This change in the debt composition has occurred due to higher funding from structured transactions (BNDES and BNB) and to the use of the credit facility granted for the 3G license which was made available in the auction carried out by Anatel.

The increase in the net debt in 1Q09, when compared to 1Q08, is mainly due to the acquisitions of 3G licenses and of Telemig Celular Participações S/A, offset by generation of cash in the period.

In the comparison between 1Q09 and 4Q08, the consolidated net debt recorded an increase of R$ 277.4 million. Although the company has recorded a good operational cash generation in 1Q09 in the amount of R$ 619.2 million, which was impacted by payment of the TFF (Installation and Inspection Fee) to Anatel in the amount of R$ 552.5 million, Vivo‘s payments of CAPEX (R$ 541.3 million) and of dividends (R$ 122.7 million) increased.

In 1Q09, the Company issued one-series, simple, non-convertible in shares, in the amount of R$ 210.0 million, at a cost of 113.55% of the CDI, with maturity date on 01/11/10.

Net Profit of R$ 123.5 million.	A Net Profit of R$ 123.5 million was recorded in the quarter, pursuant to the corporate law, which result represents an increase of 26.5% in relation to the same period of last year.

Shareholding Structure and Capital Stock Composition

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on Mar 31, 2008
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	21,157,586	15.5%	6,189,755	2.6%	27,347,341	7.3%
Brasilcel, N.V.	55,719,376	40.9%	91,087,513	38.3%	146,806,889	39.2%
Sudestecel Participações LTDA	22,547,496	16.5%	1,169,552	0.5%	23,717,048	6.3%
Avista Participações LTDA	2,407,614	1.8%	11,653,452	4.9%	14,061,066	3.8%
TBS Celular Participações LTDA	17,204,638	12.6%	291,449	0.1%	17,496,087	4.7%
Tagilo Participações LTDA	3,015,261	2.2%	5,656,432	2.4%	8,671,693	2.3%
Controlling Shareholder Group	122,051,971	89.6%	116,048,153	48.7%	238,100,124	63.6%
Treasury shares	0	0.0%	1,123,725	0.5%	1,123,725	0.3%
Others shareholders	14,223,363	10.4%	120,891,822	50.8%	135,115,185	36.1%
TOTAL	136,275,334	100.0%	238,063,700	100.0%	374,339,034	100.0%

Corporate Reorganization.

The managements of Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, have informed that their respective Boards of Directors approved the proposal to constitute an independent Committee (in conformity with “Parecer de Orientação” of CVM nº 35) for a corporate reorganization aiming at the merger of TC’s shares into TCP and of TCP’s shares into Vivo Part, for conversion of TC into a wholly-owned subsidiary of TCP, and of TCP into a wholly-owned subsidiary of Vivo Part.

The purpose of the proposed Corporate Reorganization is to simplify the current organizational structure, which has three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the Companies to hold shares in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity. Additionally, the structure will make the unification, standardization and rationalization of the general business management easier.

Having in consideration that TC will become a wholly-owned subsidiary of TCP and that TCP will become a wholly-owned subsidiary of Vivo Part, their respective registrations with CVM and BOVESPA and the registrations of TCP with the Securities and Exchange Commission – SEC and with the New York Stock Exchange – NYSE will be cancelled, in order to eliminate the costs associated thereto.

Shareholding structure after merger of TC’s shares into TCP and of TCP’s shares into Vivo Part.:

More information can be obtained from our Investor Relations website at www.vivo.com.br/ri.

CONSOLIDATED INCOME STATEMENTS - VIVO
	Consolidated	Consolidated		Combined
R$ million	1 Q 09	4 Q 08	Δ%	1 Q 08	Δ%
Gross Revenues	5,594.0	6,002.9	-6.8%	5,112.7	9.4%
Gross service revenues	4,855.6	5,055.9	-4.0%	4,430.2	9.6%
Deductions – Taxes and others	(1,185.9)	(1,267.1)	-6.4%	(1,083.0)	9.5%
Gross handset revenues	738.4	947.0	-22.0%	682.5	8.2%
Deductions – Taxes and others	(388.0)	(467.5)	-17.0%	(348.4)	11.4%
Net Revenues	4,020.1	4,268.3	-5.8%	3,681.3	9.2%
Net service revenues	3,669.7	3,788.8	-3.1%	3,347.2	9.6%
Access and Usage	1,668.0	1,804.2	-7.5%	1,510.2	10.4%
Network usage	1,518.4	1,562.5	-2.8%	1,462.0	3.9%
Data Revenues plus VAS	442.5	379.4	16.6%	343.1	29.0%
Other services	40.8	42.7	-4.4%	31.9	27.9%
Net handset revenues	350.4	479.5	-26.9%	334.1	4.9%
Operating Costs	(2,816.2)	(2,872.0)	-1.9%	(2,376.1)	18.5%
Personnel	(210.7)	(205.9)	2.3%	(197.7)	6.6%
Cost of services rendered	(1,070.9)	(1,062.4)	0.8%	(955.5)	12.1%
Leased lines	(89.8)	(87.1)	3.1%	(63.0)	42.5%
Interconnection	(533.6)	(571.9)	-6.7%	(511.5)	4.3%
Rent/Insurance/Condominium fees	(82.1)	(85.4)	-3.9%	(61.8)	32.8%
Fistel and other taxes and contributions	(212.1)	(177.7)	19.4%	(159.5)	33.0%
Third-party services	(133.4)	(136.1)	-2.0%	(139.5)	-4.4%
Others	(19.9)	(4.2)	373.8%	(20.2)	-1.5%
Cost of handsets	(613.1)	(720.6)	-14.9%	(533.6)	14.9%
Selling expenses	(764.2)	(842.0)	-9.2%	(735.2)	3.9%
Provision for bad debt	(77.6)	(59.5)	30.4%	(90.0)	-13.8%
Third-party services	(540.0)	(640.0)	-15.6%	(499.3)	8.2%
Costumer loyalty and donations	(100.1)	(97.7)	2.5%	(108.8)	-8.0%
Others	(46.5)	(44.8)	3.8%	(37.1)	25.3%
General & administrative expenses	(161.9)	(76.4)	111.9%	(188.1)	-13.9%
Third-party services	(125.4)	(47.3)	165.1%	(159.1)	-21.2%
Others	(36.5)	(29.1)	25.4%	(29.0)	25.9%
Other operating revenue (expenses)	4.6	35.3	-87.0%	234.0	-98.0%
Operating revenue	78.9	130.1	-39.4%	327.2	-75.9%
Operating expenses	(97.7)	(97.6)	0.1%	(93.1)	4.9%
Other operating revenue (expenses)	23.4	2.8	735.7%	(0.1)	n.a.
EBITDA	1,203.9	1,396.3	-13.8%	1,305.2	-7.8%
Margin %	29.9%	32.7%	-2.8 p.p.	35.5%	-5.6 p.p.
Depreciation and Amortization	(804.9)	(817.7)	-1.6%	(721.1)	11.6%
EBIT	399.0	578.6	-31.0%	584.1	-31.7%
Net Financial Income	(149.1)	(282.8)	-47.3%	(39.3)	279.4%
Financial Revenues	87.9	65.2	34.8%	101.4	-13.3%
Other financial revenues	89.7	90.5	-0.9%	101.4	-11.5%
(-) Pis/Cofins taxes on financial revenues	0.0	(25.3)	n.a.	0.0	n.a.
Financial Expenses	(213.8)	(312.7)	-31.6%	(117.2)	82.4%
Other financial expenses	(182.8)	(236.4)	-22.7%	(68.6)	166.5%
Gains (Losses) with derivatives transactions	(31.0)	(76.3)	-59.4%	(48.6)	-36.2%
Exchange rate variation / Monetary variation	(23.2)	(35.3)	-34.3%	(23.5)	-1.3%
Taxes	(113.8)	(67.3)	69.1%	(246.6)	-53.9%
Minority Interest	(12.6)	(13.0)	-3.1%	0.0	n.a.
Net Income	123.5	215.5	-42.7%	n.a	n.a.
Net Income Consolidated	123.5	215.5	-42.7%	97.6	26.5%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated	Consolidated
ASSETS	Mar 31. 09	Dec 31. 08	Δ%
Current Assets	7,845.6	8,927.3	-12.1%
Cash and equivalents cash	1,737.3	2,182.9	-20.4%
Temporary cash investments (collateral)	34.3	41.5	-17.3%
Net accounts receivable	2,381.6	2,578.5	-7.6%
Inventory	482.7	778.7	-38.0%
Deferred and recoverable taxes	2,058.1	2,358.7	-12.7%
Derivatives transactions	186.4	347.4	-46.3%
Prepaid Expenses	754.2	316.6	138.2%
Other current assets	211.0	323.0	-34.7%
Non- Current Assets	14,588.6	14,869.5	-1.9%
Long Term Assets:
Temporary cash investments (as collateral)	48.4	47.3	2.3%
Deferred and recoverable taxes	2,769.8	2,732.0	1.4%
Derivatives transactions	244.8	285.3	-14.2%
Prepaid Expenses	64.0	80.2	-20.2%
Other long term assets	45.7	46.3	-1.3%
Investment	0.1	0.1	0.0%
Plant, property and equipment	6,940.6	7,183.9	-3.4%
Net intangible assets	4,426.0	4,439.0	-0.3%
Deferred assets	49.2	55.4	-11.2%
Total Assets	22,434.2	23,796.8	-5.7%

LIABILITIES
Current Liabilities	8,017.7	9,379.8	-14.5%
Personnel, tax and benefits	131.9	185.5	-28.9%
Suppliers and Consignment	2,912.3	3,726.3	-21.8%
Taxes, fees and contributions	670.1	785.6	-14.7%
Loans and financing	2,726.4	3,098.3	-12.0%
Debentures	267.9	21.5	1146.0%
Interest on own capital and dividends	423.1	545.9	-22.5%
Contingencies provision	95.7	91.1	5.0%
Derivatives transactions	25.7	105.4	-75.6%
Other current liabilities	764.6	820.2	-6.8%
Non-Current Liabilities	5,414.0	5,561.7	-2.7%
Long Term Liabilities:
Taxes, fees and contributions	288.8	275.3	4.9%
Loans and financing	3,661.1	3,826.4	-4.3%
Debentures	1,057.7	1,056.9	0.1%
Contingencies provision	105.9	102.9	2.9%
Derivatives transactions	92.0	98.0	-6.1%
Other long term liabilities	208.5	202.2	3.1%
Minority interest	611.5	587.8	4.0%
Shareholder's Equity	8,391.0	8,267.5	1.5%
Total Liabilities and Shareholder's Equity	22,434.2	23,796.8	-5.7%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED/COMBINED)
In million of R$
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	1Q 09	4Q 08	1Q 08
Net profit for the period	123.5	215.5	298.2
Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	12.6	13.0	-
Depreciation and amortization	804.9	817.7	721.1
Residual cost of written-off fixed assets	0.3	0.3	(0.2)
Provisions (reversals) for inventory losses	7.7	4.6	2.3
Inventory written-off items	0.1	1.8	(0.4)
Provisions (reversals) for disposal of assets	4.8	16.5	10.8
Provisions (reversals) for suppliers	(49.2)	48.8	(152.4)
Losses in forward and swap contracts	105.4	(555.2)	(50.6)
Provisions (reversals) for taxes and contributions	61.4	(6.3)	(184.3)
Monetary and exchange variation in loans, financing and debentures	(57.9)	589.1	79.7
Other monetary and exchange variations	1.8	6.3	8.1
Provisions for doubtful accounts	77.6	59.5	90.0
Provisions (reversals) for contingencies	35.7	40.2	35.5
Provisions (reversals) for customer retention program	(3.1)	8.6	7.1
Deferred income tax	52.1	179.0	164.6
Adhesion to ICMS convention agreement	-	-	(251.6)
Post-employment benefit plans	0.6	3.5	0.1
Increase in operating assets:
Accounts receivable	119.3	(232.3)	81.8
Inventory	288.2	(78.2)	(29.1)
Deferred and recoverable taxes	213.8	(150.4)	7.8
Other current and non-current assets	(302.7)	(108.3)	(342.7)
Reduction in operating liabilities:
Labor, payroll charges and pension benefits	(53.6)	(9.5)	(77.4)
Suppliers and accounts payable	(764.8)	229.3	(585.9)
Interest on loans, financing and debentures	185.1	319.1	86.8
Taxes, duties and contributions	(165.1)	(45.6)	405.5
Provisions for contingencies	(27.4)	(45.7)	(15.1)
Other current and non-current liabilities	(51.8)	64.5	(28.7)
Cash generated from operating activities	619.3	1,385.8	281.0
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES:
Additions to property, plant & equipment and intangible assets	(538.0)	(1,312.6)	(266.7)
Additions to deferred assets	(3.3)	(7.2)	(2.1)
Additions to investments	-	(0.1)	-
Proceeds from disposal of property, plant & equipment	0.6	1.6	2.3
Cash used in investment activities	(540.7)	(1,318.3)	(266.5)
CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES:
Funding from loans, financing and debentures	210.0	961.6	565.3
Repayment of loans, financing and debentures	(550.6)	(598.3)	(269.6)
Payments of interest on loans, financing and debentures	(76.7)	(151.0)	(65.0)
Receipts (payments) for forward contracts and swaps	7.3	(41.9)	(38.2)
Proceeds from capital increase of minority interest	8.8	-	-
Payments of dividends and interest on own capital	(122.7)	(0.1)	(2.1)
Proceeds from stock grouping	-	31.7	-
Payments for stock grouping	(0.3)	(0.3)	(1.3)
Cash used in financing activities	(524.2)	201.7	189.1
CASH INCREASE	(445.6)	269.2	203.6
CASH:
Initial balance	2,182.9	1,913.7	2,921.6
Final balance	1,737.3	2,182.9	3,125.2
	(445.6)	269.2	203.6

CONFERENCE CALL – 1Q09

In Portuguese

Date: May 08, 2009 (Friday)
Time: 9:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (55 11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until 15th May, 2009 at telephone number (55 11) 2188-0188 code: Vivo or in our website.

In English

Date: May 08, 2009 (Friday)
Time: 11:00 a.m. (Brasília time) and 10:00 a.m. (New York time)
Telephone number: (+1 973) 935-8893
Conference Call Code: 95606932
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until 15th May, 2009 at telephone number (+1 706) 645-9291 code: 95606932 or in our website.

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ri@vivo.com.br Information available from the website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted for the same primary area code.
VC3 – Communication values for Calls outside the primary area code.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.